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
                                                            ------------------------------
                                                                     OMB APPROVAL
                                                            ------------------------------
                               UNITED STATES                OMB Number:          3235-0145
                    SECURITIES AND EXCHANGE COMMISSION      Expires:      October 31, 1997
                          WASHINGTON, D.C. 20549            Estimated average burden
                                                            hours per response ......14.90
                                                            ------------------------------
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                                SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._____)*

                              OFFICE DEPOT, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   67622010
           -------------------------------------------------------
                                (CUSIP Number)

Peter M. Schwarzenbach, Vice President, General Counsel, Staples, Inc.
One Research Drive, Westboro, MA 01581 (508) 370-8500
- --------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 4, 1996
           -------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- --------------------------                             -------------------------
CUSIP NO.     67622010                                  PAGE  1   OF  83   PAGES
          ----------------                                  -----    -----
- --------------------------                             -------------------------

- --------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Staples, Inc.
        04-2896127

- --------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /   /
                                                                      (b) /   /
        N/A

- --------------------------------------------------------------------------------
   3    SEC USE ONLY



- --------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
        WC, BK,
- --------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
                                                                          /   /


- --------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

- --------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

  NUMBER OF           31,200,000 (1)

   SHARES       ----------------------------------------------------------------
                 8    SHARED VOTING POWER
BENEFICIALLY
                      0
  OWNED BY
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER

  REPORTING           31,200,000 (1)

   PERSON       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH
                      0

- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        31,200,000 (1)

- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /   /
        N/A

- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.6% (2)

- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO

- --------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. The shares of common stock of Office Depot, Inc. (the "Issuer") covered by this report are purchasable by Staples, Inc. ("Staples") upon exercise of an option granted to Staples pursuant to a Stock Option Agreement dated as of September 4, 1996, and described in Item 4 of this report. Prior to the exercise of the option, Staples is not entitled to any rights as a shareholder of Office Depot as to the shares covered by the option. The option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Staples expressly disclaims beneficial ownership of any of the shares of common stock of Office Depot which are purchasable by Staples upon exercise of the option.

2. Adjusted to reflect the issuance by Office Depot of 31,2000,000 shares of common stock as described herein.

ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $.01 par value per share (the "Common Stock"), of Office Depot, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 2200 Old Germantown Road in Delray Beach, Florida 33445.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is being filed by Staples, Inc., a Delaware corporation ("Staples"). Staples has its principal office at One Research Drive, Westboro, Massachusetts 01581.

        Staples, Inc. currently operates more than 500 office products superstores in the US and in Canada under the names "Staples" "Staples Express", "Business Depot" and "Bureau En Gros". Staples operates a delivery business, Staples Direct, and also has contract stationer operations under the names "Staples Business Advantage" and "Staples National Advantage" which serve the needs of large regional and national corporations, respectively. In addition, Staples is a joint venture partner in start-up office supply store chains in the United Kingdom (Staples UK) and Germany (Maxi-Papier-Markt GmbH).

        The directors and executive officers of Staples are set forth on
Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

        (a) Name;

        (b) Business address (or residence address where indicated); and

        (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        All of the directors and executive officers of Staples, other than John
C. Bingleman and W. Lawrence Heisey, are citizens of the United States. Messrs. Bingleman and Heisey are each citizens of Canada.

        During the last five years, neither Staples nor any person named in
Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        This Statement relates to an option granted to Staples by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Stock Option"). The Stock Option entitles Staples to purchase up to 31,200,000 shares of Common Stock (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of September 4, 1996 between Staples and the Issuer (the "Stock Option Agreement") and as described in Item 4 below, for a purchase price of $20.325 per share (the "Purchase Price"). Reference is hereby made to the Stock Option Agreement, which is attached hereto as Exhibit 1, for the full text of its terms, including the conditions upon which it may be exercised.

        The Stock Option was granted by the Issuer as an inducement to Staples to enter into the Agreement and Plan of Merger, dated as of September 4, 1996, among Staples, Marlin Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Staples (the "Subsidiary"), and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval by the stockholders of Staples and the Issuer and various regulatory agencies), the Subsidiary will merge with and into the Issuer (the "Merger"), and each issued and outstanding share of Common Stock of the Issuer will be converted into the right to receive 1.14 shares of Common Stock, $.0006 par value per share, of Staples. No monetary consideration was paid by Staples to the Issuer for the Stock Option.

        In the event the Stock Option becomes exercisable (which will occur in certain circumstances following the making of a proposal for an Alternative Transaction (as defined in the Merger Agreement) involving the Issuer) and Staples elects to exercise the Stock Option, Staples may either (a) pay the Purchase Price for the Option Shares in cash or (b) elect, in lieu of the payment of the Purchase Price and the receipt of the Option Shares, to receive a cash payment from the Issuer in the amount of the excess of (i) the higher of the price paid for the Common Stock of the Issuer in an Alternative Transaction or the closing price of the Common Stock of the Issuer on the New York Stock Exchange Composite Tape on the date of the notice of exercise over (ii) the Purchase Price. In no event, however, may the Total Profit (as defined in the Stock Option Agreement to include realized profits from the Stock Option and amounts received upon certain terminations of the Merger Agreement) received by Staples upon exercise of the Stock

Option exceed $150 million. If Staples elects to pay the Purchase Price for the Option Shares, it currently anticipates that the funds therefor will be generated by a combination of available working capital, bank borrowings and/or funds raised from an offering of its equity securities.

ITEM 4.  PURPOSE OF TRANSACTION.

        As stated above, the Stock Option was granted to Staples in connection with the execution of the Merger Agreement. A copy of the Merger Agreement is attached hereto as EXHIBIT 2. If the Merger is consummated, the Issuer will become a wholly-owned subsidiary of Staples and the Common Stock of the Issuer will be delisted from the New York Stock Exchange and deregistered under
Section 12 of the Securities Exchange Act of 1934, as amended. Upon consummation of the Merger, the initial officers and directors of the Issuer will be those persons designated in the Merger Agreement and thereafter, Staples will have the authority to determine the officers and directors of the Issuer.

        Upon exercise by Staples of the Stock Option, in whole or in part, for at least 15,700,000 Option Shares (such number representing approximately 10% of the number of outstanding shares of Common Stock on the date of the Stock Option Agreement) Staples shall be entitled to designate one person to be appointed to the Board of Directors of the Issuer. In the event that the designee of Staples shall cease to serve as a director for any reason, the vacancy resulting thereby shall be filled by a designee of Staples. Notwithstanding the foregoing, the Issuer shall not be required to nominate the designee of Staples, and shall be entitled to request and receive the resignation of any designee of Staples then serving on the Board of Directors of the Issuer, at any time that Staples then beneficially owns less than 15,700,000 shares of Common Stock.

        The Issuer has retained certain rights of first refusal and repurchase rights with respect to any shares of Common Stock acquired by Staples upon exercise of the Stock Option, as provided in the Stock Option Agreement. In addition, Staples has the right to cause the Issuer to repurchase the shares of Common Stock acquired upon exercise of the Stock Option, as provided in the Stock Option Agreement.

        Other than as described above, Staples has no plans or proposals which relate to, or may result in, any of the matters listed in paragraphs (a) through
(j) of Item 4 of Schedule 13D (although Staples reserves the right to develop such plans).

        The descriptions herein of the Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As a result of the Stock Option, Staples may be deemed to be the beneficial owner of 31,200,000 shares of Common Stock of the Issuer, which would represent approximately 16.6% of the shares of Common Stock outstanding after exercise of the Stock Option in full (based on the number of shares of Common Stock outstanding on August 31, 1996, as set forth in the Merger Agreement). Staples will have sole voting and dispositive power with respect to such shares.

        The shares of Common Stock described herein are subject to the Stock Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by Staples as to the beneficial ownership of any shares of Common Stock, and Staples disclaims beneficial ownership of all shares of Common Stock of Office Depot issuable upon exercise of the Stock Option.

        The following persons referred to in Schedule I beneficially own shares of Common Stock of the Issuer: Rowland T. Moriarty, 3,100 shares (1,000 of which were aquired 7/19/96); Martin Trust, 833 shares; Henry P. Epstein,
3,500 shares; Todd J. Krasnow, 2,850 shares; Ronald L. Sargent, 1,000 shares; and Thomas G. Stemberg, 1,000 shares. In addition, certain entities with which
W. Mitt Romney is affiliated, own and aggregate of 32,579 shares. Except as described herein, neither Staples nor any other person referred to in Schedule I attached hereto beneficially owns or has acquired or disposed of any shares of Common Stock of the Issuer during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except for the Merger Agreement and the Stock Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.              DESCRIPTION
- -----------              -----------

1 Stock Option Agreement dated as of September 4, 1996, between Staples, Inc. and Office Depot, Inc.

2 Agreement and Plan of Merger dated as of September 4, 1996, among Staples Inc., Marlin Acquisition Corp. and Office Depot, Inc.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 12, 1996                 STAPLES, INC.




                                   By: /s/ Peter M. Schwarzenbach
                                       -----------------------------------------
                                       Peter M. Schwarzenbach,
                                       Vice President,
                                       General Counsel and Secretary

                                                                      Schedule I


                                                                 PRINCIPAL OCCUPATION OR
                                                                 -----------------------
  NAMES OF DIRECTORS                   BUSINESS OR                   EMPLOYMENT AND                  NAME AND ADDRESS
  ------------------                   -----------                   --------------                  ----------------
    AND OFFICERS                    RESIDENCE ADDRESS              PRINCIPAL BUSINESS                OF ORGANIZATION
    ------------                    -----------------              ------------------                ---------------

Mary Elizabeth Burton,          24572 Malibu Road               Chief Executive Officer/        BB Capital, Inc.
Director                        Malibu, CA 90265                investment company              24572 Malibu Road
                                                                                                Malibu, CA 90265

W. Lawrence Heisey,             225 Duncan Mill Road            Chairman Emeritus/              Harlequin Enterprises Limited
Director                        Don Mills, Ontario M3B 3K9      publishing                      225 Duncan Mill Road
                                Canada                                                          Don Mills, Ontario M3B 3K9
                                                                                                Canada

Leo Kahn,                       1330 Boylston Street            Partner/                        United Properties Group
Director                        Boston, MA 02167                real estate partnership         1330 Boylston Street
                                                                                                Boston, MA 02167

James L. Moody, Jr.,            P.O. Box 1000                   Chairman of the Board/          Hannaford Bros. Co.
Director                        Porland, ME 04104               food retailer                   P.O. Box 1000
                                                                                                Porland, ME 04104

Rowland T. Moriarty,            200 Clarendon Street            Chairman and Chief              Cubex Corporation
Director                        Boston, MA 02116                Executive Officer/              200 Clarendon Street
                                                                consulting company              Boston, MA 02116

Robert C. Nakasone,             461 Prom Road                   President and Chief             Toys "R" Us, Inc.
Director                        Paramus, NJ 07652               Operating Officer/              461 From Road
                                                                toy retailer                    Paramus, NJ 07652

W. Mitt Romney,                 2 Copley Place                  Chief Executive Officer/        Bain Capital, Inc.
Director                        Boston, MA 02117-0897           venture capital                 2 Copley Place
                                                                                                Boston, MA 02117-0897

Martin Trust,                   100 Old River Road              President and Chief             Mast Industries, Inc.
Director                        Andover, MA 01810               Executive Officer/              100 Old River Road
                                                                women's apparel                 Andover, MA 01810

Paul F. Walsh,                  97 Darling Avenue               Chief Executive Officer/        Wright Express Corporation
Director                        South Portland, ME 04106-       information and financial       97 Darling Avenue
                                2301                            services                        South Portland, ME 04106-
                                                                                                2301

John C. Bingleman,              One Research Drive              President-North American        Staples, Inc.
Officer                         Westborough, MA 01581           Superstores/                    One Research Drive
                                                                office supply retail            Westborough, MA 01581

Henry P. Epstein,               125 Mushroom Blvd.              Vice President, Contract        Staples, Inc.
Officer                         Rochester, NY 14623             Development & Operations/       One Research Drive
                                                                office supply retail            Westborough, MA 01581

James E. Flavin,                100 Pennsylvania Avenue         Senior Vice President, Finance  Staples, Inc.
Officer                         Framingham, MA 01701            and Chief Accounting Officer/   One Research Drive
                                                                office supply retail            Westborough, MA 01581

Richard R. Gentry               One Research Drive              Executive Vice President,       Staples, Inc.
Officer                         Westborough, MA 01581           Merchandising/                  One Research Drive
                                                                office supply retail            Westborough, MA 01581


Martin E. Hanaka,                  One Research Drive                President and                       Staples, Inc.
Director and Officer               Westborough, MA 01581             Chief Operating Officer/            One Research Drive
                                                                     office supply retail                Westborough, MA 01581

Susan S. Hoyt,                     One Research Drive                Executive Vice President,           Staples, Inc.
Officer                            Westborough, MA 01581             Human Resources/                    One Research Drive
                                                                     office supply retail                Westborough, MA 01581

Todd J. Krasnow,                   One Research Drive                Executive Vice President,           Staples, Inc.
Officer                            Westborough, MA 01581             Small Business/                     One Research Drive
                                                                     office supply retail                Westborough, MA 01581

John J. Mahoney(1),                One Research Drive                Executive Vice President and        Staples, Inc.
Officer                            Westborough, MA 01581             Chief Financial Officer/            One Research Drive
                                                                     office supply retail                Westborough, MA 01581

Ronald L. Sargent,                 8 Technology Drive                President-Staples Contract          Staples, Inc.
Officer                            Westborough, MA 01581             & Commercial/                       One Research Drive
                                                                     office supply retail                Westborough, MA 01581

Thomas G. Stemberg,                One Research Drive                Chairman and Chief                  Staples, Inc.
Director and Officer               Westborough, MA 01581             Executive Officer/                  One Research Drive
                                                                     office supply retail                Westborough, MA 01581

Evan P. Stern,                     45 E. Wesley Street,              President-Staples National          Staples, Inc.
Officer                            S. Hackensack, NJ 07606           Advantage/                          One Research Drive
                                                                     office supply retail                Westborough, MA 01581

John B. Wilson(2),                 One Research Drive                Executive Vice President-           Staples, Inc.
Officer                            Westborough, MA 01581             Finance and Strategy and            One Research Drive
                                                                     Chief Financial Officer/            Westborough, MA 01581
                                                                     office supply retail


Joseph S. Vassalluzzo              One Research Drive                Executive Vice President,           Staples, Inc.
Officer                            Westborough, MA 01581             Global Growth & Development/        One Research Drive
                                                                     office supply retail                Westborough, MA 01581

- -------------------------
(1)  Mr. Mahoney will become an officer of the Company on September 15, 1996.

(2)  Mr. Wilson will cease to be an officer of the Company on September 15, 1996.
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